Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

SCOLR PHARMA, INC.

SCOLR Pharma, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is SCOLR Pharma, Inc.

2. The Certificate of Incorporation of the Corporation, as amended (the “Certificate”), is hereby amended by amending and restating Article Fourth in its entirety to read as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation will have authority to issue is One Hundred Fifty-Five Million (155,000,000) consisting of:

1. Five Million (5,000,000) shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”); and

2. One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $.001 per share (the “Common Stock”).

The Preferred Stock and the Common Stock may be issued in such classes or series, and may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, as shall be stated and expressed in the Certificate of Incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors pursuant to the authority which is expressly vested in it by the provisions hereof. Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of stock may be made dependent upon facts ascertainable outside the Certificate of Incorporation or of any amendment thereto, or outside the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors pursuant to the authority which is expressly vested in it by the provisions hereof, provided that the manner in which such facts shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in this Certificate of Incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors. Notwithstanding the foregoing, each share of Common Stock shall be entitled to one vote on all matters requiring approval by the holders of the Corporation’s Common Stock. Fully paid stock of this Corporation shall not be liable to any further call or assessment. All shares of stock shall be voted together on all matters except those pertaining to the rights of particular classes of stock. The rights of any class of stock may not be changed without the consent of a majority of the shares entitled to vote on such change.”

3. The foregoing amendment to the Certificate has been duly approved by the Corporation’s Board of Directors.

4. The foregoing amendment to the Certificate has been duly approved by the stockholders of the Corporation in accordance with Sections 242 of the Delaware General Corporation Law. The vote required under the Delaware General Corporation Law and the Certificate of Incorporation was at least a majority of the issued and outstanding shares.

5. The foregoing amendment to the Certificate shall become effective as of 12:01 a.m. (Eastern Daylight Time) on the 14th day of June, 2011.

The undersigned further declares that, under penalty of perjury under the laws of the State of Delaware, the matters set forth in this Certificate of Amendment are true of his own knowledge.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 13th day of June, 2011.

SCOLR PHARMA, INC.

By:	/s/ Stephen J. Turner
Stephen J. Turner, Chief Executive Officer